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                                                            EXHIBIT 99.(a).(1).b


Stock Option Recipient:

Certain employees who received stock option grants during 2003 and 2004 that vested after December 31, 2004, are affected by some recent developments. The attached Questions and Answers should provide more precise information about these developments and guidance on how you may be affected.

In the next few days you will receive material in the mail related to this situation. It is very important that you read this material carefully and take appropriate action. You may also wish to contact your local Human Resources manager for clarification.

In addition, two webinars, hosted by Rex Abercrombie, will be held on October 2 and October 8 to answer questions.

Stock options are a means of sharing our company's success with those responsible for that success. For that reason, Tenneco is acting to preserve the value of this reward. While individual situations for stock option recipients will vary, Tenneco's intent is to offset the financial burden on affected employees.




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                              QUESTIONS AND ANSWERS

     ABOUT STOCK OPTIONS AFFECTED BY CHANGES IN THE TAX CODE (SECTION 409A)


The following information covers the most common situations associated with the affected stock options. The issue is complex and we encourage you to read this material carefully to understand why Tenneco is acting and the factors to consider in assessing your specific situation and what steps you should take.

   1.  HOW DID THIS SITUATION ARISE?

Two things are involved:

1) Section 409A of the Internal Revenue Code was enacted to impose taxes on certain deferred compensation, including certain stock options that vested after December 31, 2004.

2) The way Tenneco administered some of its stock options prior to 2006 allowed for significant time to pass between the board of director's approval of stock options and the time the options were officially granted to employees. During this period, stock prices may have risen, creating an increase in value that amounts to deferred income in the eyes of the IRS. While these option-grant practices were not intended to avoid regulations or gain unfair financial advantage, they did result in monetary gains that current law subjects to additional taxes and penalties. Specifically, Section 409A of the tax code imposed:

       - An additional 20% excise tax on top of ordinary income taxes, plus penalties

       - Taxes on unrealized gains on unexercised vested options as of the end of each year


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   2.  WHO IS AFFECTED?

Most individuals who received option grants in 2003 or 2004 vested after December 31, 2004 are affected. Within this group there are two main categories:

       -  Those who have not exercised these options

       -  Those who exercised these options in 2006 and 2007

   3.  WHAT IS TENNECO DOING TO HELP AFFECTED EMPLOYEES?

Tenneco's intent is to mitigate this financial impact of the new tax rules for affected employees. The remedies are tailored to each of the two main categories:

       - For those who hold unexercised options, Tenneco will offer to amend the stock options so the exercise price matches the higher prices on the date they were actually granted. The company will also make up the difference between the revised exercise price and the lower, original exercise price with a special cash payment during the first pay period of 2008. These amended options are not liable for additional Section 409A tax liabilities.

       - Employees, who exercised stock options during 2006 or 2007 that vested after December 31, 2004, must file amended tax returns for 2005 and 2006, pay an additional 20% excise tax plus penalties for late tax payments. Tenneco will reimburse employees for the 20% excise tax and interest on a grossed-up basis (This amount is the company's best estimate of what an employee will have to pay for federal, state and FICA taxes). Tenneco will also pay $200 toward professional tax preparation fees for each year that employees must file an amended return.


   4.  WHAT IF I DECLINE THE TENDER OFFER FOR MY REMAINING STOCK OPTIONS?


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There are significant drawbacks to declining the tender offer. By declining the offer:

       - You will not receive the reimbursements offered by Tenneco. Instead, you will be responsible for paying the 20% excise tax and penalties.

       - Any unexercised stock options you have remain liable to the additional taxes and penalties under Section 409A. Because Tenneco's stock price has risen, you will be liable for back taxes and penalties on the unrealized gains as of December 31, 2005 and December 31, 2006

       - Regular income taxes plus the 20% excise tax will be due in 2007 and all future years that these options remain unexercised, assuming a continued rise in Tenneco's stock price

       - Tenneco is required to include all such unrealized gains in your annual W-2 statements, as well as amended W-2 statements for 2005 and 2006 to reflect unrealized gains that were not previously reported.

   5. IF I EXERCISED THESE OPTIONS, HOW WILL I KNOW WHAT ADDITIONAL TAX LIABILITIES I HAVE?

Before the end of 2007, you will receive W-2C earnings statements that will show the additional earnings associated with your affected stock options, as well as additional Medicare and Social Security taxes (FICA) related to the additional earnings. Also during 2007, you will receive a cash payment reflecting the associated excise tax and late payment penalties. Tenneco will also pay on your behalf any additional FICA contributions.

A professional tax preparer should use this W-2C form to calculate any additional taxes and penalties.


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   6.  WHAT ARE THE NEXT STEPS?

   To recap:

       - IF YOU HAVE NOT EXERCISED STOCK OPTIONS FROM THE 2003 AND 2004 GRANTS will receive a formal offer via regular U.S. mail to amend those options. It is extremely important to watch for this material, read it thoroughly and follow instructions. If you accept the offer, you avoid the 409A tax liabilities and penalties. During the first pay period of 2008, Tenneco will pay the difference between the original exercise price and the higher adjusted exercise price.

       - IF YOU DID EXERCISE OPTIONS FROM THE 2003 AND 2004 GRANTS DURING 2006 OR 2007 will receive W2-C earnings statements for 2005 and 2006 from the company this year. You must file amended tax returns for the affected years, as well as pay any taxes or penalties due. As described earlier, the company will assist in these payments, as well as defray professional tax preparation fees. You are urged to use these professional preparation services.

   7.  WHERE DO I GO FOR ADDITIONAL INFORMATION?

Two webinars to cover these issues are scheduled for October 2 and 8. You are also encouraged to contact your local Human Resources Manager. You may send questions to Rex Abercrombie at RAbercrombie@tenneco.com.

   8.  WHAT IS TENNECO DOING TO AVOID FUTURE PROBLEMS?

Starting with the 2006 stock option grant the company's Board of Directors now approves a list of employees for receipt of stock options, together with the number of


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options granted, effective on the date of the approval. This change eliminates the passage of time between board approval and the actual award of options to an employee, avoiding issues of Section 409 tax liabilities and penalties in the future.